Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY


13035753

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely b[asis, or the failure to] keep accurate books and records or otherwise to comply with the provisions of law applying to the con[duct of business as an exchange,] would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2013
Division of Trading and Markets

1. State the name of the applicant: Chicago Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle Street, Suite 800 Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):
   Same
4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2231 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David A. Herron (Name) CEO (Title) 312-663-2270 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James G. Ongena
   440 S. LaSalle Street, Suite 800 Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware General Corporation Laws

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/13 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) DAVID A HERRON CEO (Printed Name and Title)

Subscribed and sworn before me this 26 day of JUNE (Month) 2013 (Year) by [signature] (Notary Public)

My Commission expires 3/19/17 County of COOK State of IL

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


OFFICIAL SEAL
MARY SCHEIDHAUER
Notary Public - State of Illinois
My Commission Expires Mar 19, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1

Amendment to an Application for Registration as a National Securities Exchange

Period Covered: July 1, 2012 to June 30, 2013

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

Form 1 Execution Page

Form 1 Exhibits

Exhibit A
Exhibit B
Exhibit C
Exhibit D
Exhibit I
Exhibit J
Exhibit K
Exhibit M
Exhibit N

Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2) and (d)(3)

Certificate Regarding Certain Information Continuously Available on an Internet Website (Exhibits A, B, C, J, M and N)

Certificate Regarding Certain Unpublished Information (Exhibits J, M and N)

Dated June 26, 2013

CHICAGO STOCK EXCHANGE, INC.

By: 
David A. Herron

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN INFORMATION CONTINUOUSLY AVAILABLE ON AN INTERNET WEBSITE

The Chicago Stock Exchange, Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(3) pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) The information required in Exhibits A, B, M and N and certain information required in Exhibits C and J is available continuously on an Internet web site controlled by the Exchange and located at http://www.chx.com/.

3) The Exchange hereby certifies, to the best of its information and knowledge, the accuracy of the information as of the date of its publication.

4) The information contained on the Internet website which is required in Exhibits A, B, C, J, M and N is as follows:

Exhibit A — A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B — A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C — For CHX Holdings, Inc., parent of the Exchange the following information:

6. Name and address of organization.

7. Form of organization (e.g., association, corporation, partnership, etc.)

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

Exhibit J A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

3. Principal business address and telephone number;

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security.

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 26th day of June, 2013.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) Certain information required in Exhibits M and N is kept up to date by the Exchange's Participant Services and Listing Departments and is available to the Commission and the public upon request.

4) The information required in Exhibits J, M and N for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit M — Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

2. Date of election to membership or acceptance as a participant, subscriber or other user;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule of each of the following:

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 26th day of June, 2013.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel


CHX
Chicago Stock Exchange

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)


CHX
Chicago Stock Exchange

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)


CHX
Chicago Stock Exchange

EXHIBIT C – filed and current as of June 26, 2013

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)



8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.



CHX Holdings, Inc.
2013 - 2014 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Herron David Grove	
Finance Committee:	Michael Kerr Ben Witt Kruno Huitzingh	David Grove Matthew Lavicka
Compensation Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Grove Richard Lee	
Audit Committee:	Michael Kerr Ben Witt Kruno Huitzingh David Grove	
Nominating and Governance Committee:* Consists of six directors.	Kruno Huitzingh Matthew Lavicka Pat Arbor	Ben Witt Noel Reyes Corinne Wood

*The Nominating and Governance Committee is appointed by the Board of Directors


CHX
Chicago Stock Exchange

EXHIBIT D – filed and current as of June 26, 2013

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that affect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

The financial statements of CHX Holdings, Inc., the 100% shareholder and parent corporation of the Exchange, are consolidated with the financial statements of the applicant, the Chicago Stock exchange, Inc. *See* Exhibit I for applicant's audited financial statements for the period ending December 31, 2012. CHX Holdings does not conduct business operations or maintain assets or liabilities, other than a small checking account for the purposes of depositing fees relating to CHX Holdings shareholder administration services. Accordingly, there are no unconsolidated financial statements for CHX Holdings.


CHX
Chicago Stock Exchange

EXHIBIT I – filed and current as of June 26, 2013

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.



CHX Holdings, Inc. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.


BDO

CHX Holdings, Inc. and Subsidiaries

Contents



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHX Holdings, Inc. and Subsidiaries (the "Exchange") as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Chicago, Illinois
April 30, 2013

CHX Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2012	2011
Assets		
Current Assets		
Cash and cash equivalents	$ 6,731,000	$ 7,064,000
Accounts receivable – net	2,171,000	2,234,000
Prepaid expenses	641,000	651,000
Other current assets	9,000	17,000
Total Current Assets	9,552,000	9,966,000
Noncurrent Assets		
Equipment, leasehold improvements, software and other capitalized costs – net	3,298,000	4,505,000
Other noncurrent assets	117,000	194,000
Total Noncurrent Assets	3,415,000	4,699,000
Total Assets	$ 12,967,000	$ 14,665,000

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

Year ended December 31,	2012	2011
Revenues		
Transaction fees – net of institutional broker credits of $1,730,000 and $1,502,000, respectively	$ 11,522,000	$ 11,572,000
Participant services and fees	3,249,000	3,274,000
Market data fees	1,196,000	1,624,000
Trading permit fees	775,000	834,000
Listing fees	321,000	223,000
Interest	15,000	12,000
Total revenues	17,078,000	17,539,000
Expenses		
Employee compensation and benefits	9,593,000	9,525,000
Communications, equipment and related costs	1,925,000	2,145,000
Facilities rent, maintenance and utilities	1,792,000	1,895,000
Depreciation and amortization	1,772,000	3,223,000
Professional and other outside services	1,629,000	1,868,000
General and administrative	1,089,000	798,000
Interest expense	554,000	530,000
Total expenses	18,354,000	19,984,000
Loss before income taxes	(1,276,000)	(2,445,000)
Income tax expense	-	9,000
Net loss	(1,276,000)	(2,454,000)
Minimum Pension Liability Adjustment	(234,000)	(268,000)
Comprehensive Loss	$ (1,510,000)	$ (2,722,000)

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31,		2012		2011
Cash Flows From Operating Activities				
Net loss	$	(1,276,000)	$	(2,454,000)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization		1,772,000		3,223,000
Non-cash interest expense		75,000		128,000
Changes in:				
Accounts receivable – net		63,000		252,000
Prepaid expenses		10,000		35,000
Other current assets		8,000		1,000
Other noncurrent assets		77,000		(164,000)
Section 31 fees payable		64,000		454,000
Other current liabilities		172,000		(527,000)
Nonqualified pension plan		(82,000)		(77,000)
Other noncurrent liabilities		(651,000)		(617,000)
Net cash provided by operating activities		232,000		254,000
Cash Flows From Investing Activities				
Capital expenditures		(565,000)		(866,000)
Net Decrease in Cash and Cash Equivalents		(333,000)		(612,000)
Cash and Cash Equivalents, at beginning of year		7,064,000		7,676,000
Cash and Cash Equivalents, at end of year	$	6,731,000	$	7,064,000
Supplemental Disclosures of Cash Flow Information				
Cash paid during the year for income taxes	$	-	$	9,000
Cash paid during the year for interest	$	480,000	$	362,000

See accompanying notes to consolidated financial statements and independent auditor's report.

3. Summary of Significant Accounting Policies

Consolidation

All CHX Holdings, CHX and CHXBD intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds which invest in U.S. Treasury bills, notes, bonds, other U.S. obligations issued or guaranteed by the U.S. Treasury and securities purchased under resale agreements collateralized by U.S. Government securities.

Depreciation and Amortization

Depreciation is provided on the straight-line method over useful lives of generally three to five years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease. Capitalized labor costs are amortized using a straight-line method typically over three to five years, consistent with the life of the underlying asset (primarily internally-developed software).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value.

Income Taxes

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the FASB issued certain provisions of ASC 740, *"Income Taxes,"* related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2012 or 2011.

4. Accounts Receivable - net

Accounts receivable – net consisted of the following:

December 31,	2012	2011
Accounts receivable	$ 1,882,000	$ 1,800,000
Market data fees receivable	247,000	418,000
Other receivables	48,000	25,000
Subtotal	2,177,000	2,243,000
Less allowance	(6,000)	(9,000)
Total	$ 2,171,000	$ 2,234,000

5. Equipment, Leasehold Improvements, Software and Other Capitalized Costs

Equipment, leasehold improvements, software and other capitalized costs consisted of the following:

December 31,	2012	2011
Equipment and office furnishings	$ 2,532,000	$ 2,854,000
Leasehold improvements	5,800,000	5,800,000
Software and other capitalized costs	1,106,000	2,809,000
Subtotal	9,438,000	11,463,000
Less accumulated depreciation and amortization	(6,140,000)	(6,958,000)
Total	$ 3,298,000	$ 4,505,000

Software and other capitalized costs include purchased computer software, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with developing computer software for internal use.

The Exchange capitalized costs for computer software development in the amounts of $123,000 and $41,000 for the years ended December 31, 2012 and 2011, respectively. Amortization expense for computer software development was $276,000 and $1,653,000 for 2012 and 2011, respectively. For the years 2013 through 2017, the remaining estimated total amortization expense will be approximately $269,000.

6. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2012	2011
Rent abatement and accrued rent (Note 13)	$ 386,000	$ 352,000
Credits to participants and other payables	669,000	514,000
Accrued operating expenses	330,000	388,000
Accrued compensation	283,000	242,000
Tenant improvement allowance (Note 13)	264,000	264,000
Nonqualified pension plan	213,000	213,000
Total	$ 2,145,000	$ 1,973,000

Convertible Preferred stock remain issued and outstanding as of December 31, 2012 and 2011 and none of the shares were vested. During 2012 and 2011, no dividends were declared or paid on the Series B Convertible Preferred Stock.

Common Stock

In July 2006, as part of a strategic transaction, an additional 150,000 shares of $0.01 par value common stock were authorized. As a result, 900,000 shares of common stock were authorized and 450,000 shares were outstanding at December 31, 2012 and 2011. CHX Holdings common stock is a restricted security under the Securities Act of 1933 and is subject to specific ownership, voting and transfer restrictions. Subject to applicable limitations under Delaware law, and the protective provisions of the holders of Series A Preferred Stock, holders of CHX Holdings common stock are entitled to receive such dividends or other distributions as may be declared by the Board out of funds legally available for those purposes. During 2012 and 2011, no dividends were declared or paid on the common stock.

8. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. Management is not aware of any ongoing litigation involving CHX.

The CHX is regulated by the U. S. Securities and Exchange Commission (SEC). In September 2011, CHX received a request from the SEC Staff that it voluntarily produce documents and information in connection with an inquiry relating to a functionality of the Exchange's Brokerplex system that had been offered to CHX institutional brokers between December 2006 and December 2010. In April 2013, following discussions with the SEC Staff, CHX made an offer of settlement to resolve this matter. Without admitting or denying wrongdoing, CHX offered to pay a civil monetary penalty of $300,000 and consent to the entry of an administrative cease and desist order with respect to violations of Section 19(g)(1) of the Securities Exchange Act of 1934 and Rule 611 of Regulation NMS. The SEC Staff has agreed to recommend that the SEC approve the offer of settlement. The proposed settlement is subject to approval by the SEC. The amount of the proposed settlement is included in other current liabilities in the consolidated balance sheet as of December 31, 2012 and in general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2012.

9. Income Taxes

The provision for income taxes for the years ended December 31, 2012 and 2011 consisted of the following:

December 31,	2012	2011
Current		
Federal	$ -	$ 9,000
State	-	-
Total	-	9,000
Deferred		
Federal	-	-
State	-	-
Total	-	-
Income tax expense	$ -	$ 9,000

At December 31, 2012, the Exchange has federal and state net operating loss (NOL) carryforwards available for reduction of future income tax liabilities. The gross federal net operating loss carryforwards of $45,435,000 expire at various dates between 2024 and 2032. The post-apportionment Illinois net operating loss carryforwards of $44,300,000 expire at various dates between 2017 and 2026. The post-apportionment New York net operating loss carryforwards of $548,000 expire at various dates between 2023 and 2032.

The statue of limitations is normally three years from the extended due date of the return for federal and state tax purposes. However for taxpayer's with NOLs, the statute is effectively open to any year in which an NOL was generated. The statue of limitations for CHX is effectively open for the years of 2004 through 2012 and 2003 through 2012 for federal and state tax purposes, respectively.

CHX's 2005 and 2006 federal tax returns were examined by the Internal Revenue Service ("IRS") with no adjustments to taxable income. CHX's 2004 and 2007 through 2012 federal tax returns have not been examined by the IRS.

CHX's 2004, 2005, 2007 and 2008 Illinois tax returns were examined by the State of Illinois with no adjustments to taxable income. CHX's 2003, 2006 and 2009 through 2012 Illinois tax returns have not been examined by the State of Illinois.

CHX's 2003 through 2007, 2011 and 2012 New York tax returns have not been examined by the State of New York.

At December 31, 2012, CHX had no pending federal or state tax income tax audits, except for a New York state income tax audit for the years 2008 through 2010.

10. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined.

The nonqualified pension plan, with an aggregate projected benefit obligation of $3,087,000 and $2,935,000 as of December 31, 2012 and 2011, respectively, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, *Compensation—Retirement of Benefits*.

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below:

December 31,	**2012**	2011
Change in projected benefit obligation:		
Benefit obligation, at beginning of year	**$ 2,935,000**	$ 2,744,000
Interest cost	**120,000**	138,000
Net actuarial loss	**251,000**	270,000
Benefits paid	**(219,000)**	(217,000)
Projected benefit obligation, at end of year	**$ 3,087,000**	$ 2,935,000

Estimated future benefit payments, which reflect expected future service at December 31, 2012, are as follows:

Years ending December 31,	
2013	$ 217,000
2014	214,000
2015	234,000
2016	229,000
2017	224,000
2018-2022	1,023,000

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2012 and 2011 are as follows:

Year ended December 31,	**2012**	2011
Discount rate	**4.25%**	5.25%

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $0.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $166,000 and $160,000 for 2012 and 2011, respectively.

The Exchange has future obligations under deferred compensation arrangements with certain executives, which vest pursuant to the respective plans, and are unfunded.

Three agreements vested and were paid annually over three and four year periods and terminated in January 2011. The agreements vested pro rata on January 1 provided that the employee remained continuously employed through the vesting date.

One agreement vested and was to be paid annually over three years and was scheduled to terminate in January 2014. This agreement vested pro rata on December 31 provided that the employee remained continuously employed through the vesting date. The employee resigned in 2012, and accordingly the agreement was terminated.

One agreement effective in 2012 vests on January 1, 2013 provided that the employee remained continuously employed through the vesting date. This agreement vested on January 1, 2013. Another agreement effective in 2012 vests and is paid annually over two years and terminates in January 2015. The agreement vests pro rata on December 31 provided that the employee remained continuously employed through the vesting date.

These deferred compensation obligations total $40,000 and $25,000 as of December 31, 2012 and 2011, respectively and are included in accrued compensation.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

The rent abatement allowance at December 31, 2012 and 2011 was $933,000 and $1,306,000, respectively, which is included in other current and noncurrent liabilities and is being recognized as a reduction of rental expense on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases, at December 31, 2012, were as follows:

Years ending December 31,	Operating Leases
2013	$ 1,402,000
2014	1,436,000
2015	732,000
Total	$ 3,570,000

Net rent expense for 2012 and 2011 was $1,653,000 and $1,864,000, respectively. Rent expense includes base rent, taxes, maintenance and other costs related to leased property.

14. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the consolidated financial statements through April 30, 2013, the date the consolidated financial statements were available for issuance.

The CHX is regulated by the U. S. Securities and Exchange Commission (SEC). In September 2011, CHX received a request from the SEC Staff that it voluntarily produce documents and information in connection with an inquiry relating to a functionality of the Exchange's Brokerplex system that had been offered to CHX institutional brokers between December 2006 and December 2010. In April 2013, following discussions with the SEC Staff, CHX made an offer of settlement to resolve this matter. Without admitting or denying wrongdoing, CHX offered to pay a civil monetary penalty of $300,000 and consent to the entry of an administrative cease and desist order with respect to violations of Section 19(g)(1) of the Securities Exchange Act of 1934 and Rule 611 of Regulation NMS. The SEC Staff has agreed to recommend that the SEC approve the offer of settlement. The proposed settlement is subject to approval by the SEC. The amount of the proposed settlement is included in other current liabilities in the consolidated balance sheet as of December 31, 2012 and in general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2012.


CHX
Chicago Stock Exchange

EXHIBIT J- filed and current as of June 26, 2013

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

Exhibit A

Chicago Stock Exchange, Inc.
2013 - 2014 Committee Roster

Committee Name and Requirements:	Committee Members:
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	Michael Kerr Ben Witt Charles Rogers Kruno Huitzingh David Herron David Grove
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Michael Kerr Ben Witt (Chair) Kruno Huitzingh David Grove Kathy Cheevers Matthew Lavicka David Herron
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Michael Kerr Ben Witt Kruno Huitzingh Charles Rogers (Chair) David Rosedahl Corinne Wood Kathy Cheevers (non-voting observer)
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	David Grove (Chair) Noel Reyes Scott Epstein Scott Freyn Mike Pelech Ryan Peterson Jon Bloom
Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*	

<table>
<tr><td>Compensation Committee:

Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.</td><td>Michael Kerr
Ben Witt
Kruno Huitzingh
David Grove
Richard Lee</td></tr>
<tr><td>Audit Committee:

Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.</td><td>Michael Kerr
Ben Witt
Kruno Huitzingh
David Grove</td></tr>
<tr><td>Participant Advisory Committee:

Must have at least five members, all of whom must be Participants.</td><td>Scott Epstein
Scott Freyn
Mike Pelech
Ryan Peterson
Jon Bloom</td></tr>
<tr><td>Nominating and Governance Committee:*

Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.</td><td>Ben Witt
Kruno Huitzingh
Corinne Wood
Matthew Lavicka
Kathy Cheevers</td></tr>
<tr><td>Listing Committee:</td><td>Kruno Huitzingh
Corinne Wood
Kathy Cheevers</td></tr>
</table>

*The Nominating and Governance Committee is appointed by the Board of directors.


CHX
Chicago Stock Exchange

EXHIBIT K – filed and current as of June 26, 2013

This exhibit does not apply as 100% of the Exchange's common stock is owned by CHX Holdings, Inc., a Delaware corporation.


CHX
Chicago Stock Exchange

EXHIBIT M – filed and current as of June 26, 2013

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. Date of election to membership or acceptance as a participant, subscriber or other user;

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

3. Principal business address and telephone number;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
Chicago Stock Exchange

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

6. The class of membership, participation or subscription or other access.

Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
Chicago Stock Exchange

EXHIBIT N – filed and current as of June 26, 2013

Provide a schedule of each of the following:

1. The securities listed on the exchange, indicating for each the name of the issuer and a description if the security;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

   Currently not applicable; in the event such security is traded, please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)